Exhibit No. 99.(d)(5)

FORM OF FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

HARDING, LOEVNER FUNDS, INC.

400 Crossing Boulevard, Fourth Floor

Bridgewater, New Jersey 08807

December [    ], 2015

Harding Loevner LP

400 Crossing Boulevard, Fourth Floor

Bridgewater, New Jersey 08807

Ladies and Gentlemen:

1. International Equity Research Portfolio (the “Fund”) is a series of Harding, Loevner Funds, Inc., a Maryland corporation (“Company”). Operating expenses of the Fund are annual rates expressed as a percentage of the Fund’s average daily net assets.

2. Harding Loevner LP (“you”) is the Adviser to the Company pursuant to an Investment Advisory Agreement dated December [    ], 2015.

3. You hereby agree that you will waive a portion of the applicable management fee payable to you by the Fund and/or reimburse the Fund for its other operating expenses to the extent that the aggregate operating expenses through December [    ], 2016 otherwise would exceed the applicable percentage shown in the chart below (each, a “Maximum Permitted Rate”):

Fund Name	Share Class	Maximum Permitted Rate
International Equity Research Portfolio	Investor	1.15%
	Institutional	0.90%

4. You further agree that you will continue the applicable management fee waiver and/or expense reimbursement under Paragraph 3 above until the later of December [    ], 2016 or the date on which the Fund’s prospectuses are updated to reflect superseding waiver/reimbursement arrangements, if any, or the termination thereof.

5. Each Maximum Permitted Rate does not include any expenses attributable to (1) dividend expense, borrowing costs, and interest expense relating to short sales and (2) interest, taxes, brokerage commissions and extraordinary expenses, and you are not obligated to waive administrative fees or reimburse operating expenses to the extent that the Fund’s aggregate operating expenses exceed the Maximum Permitted Rate because of the aforesaid.

6. This Agreement shall terminate automatically upon the termination of the Investment Advisory Agreement between you and the Company.

7. You understand that you shall look only to the assets of the relevant Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other Fund of the Company, nor any of the Company’s directors, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefore.

8. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New Jersey, except (a) Paragraph 7 shall be governed by, construed and enforced in accordance with the laws of the State of Maryland and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

HARDING, LOEVNER FUNDS, INC.

By:	By:
Name: Richard T. Reiter	Name: Charles S. Todd
Title: President	Title: Chief Financial Officer and Treasurer

The foregoing Agreement is hereby accepted as of December [ ], 2015

Harding Loevner LP	Harding Loevner LP

By:	By:
Name: David R. Loevner	Name: Lori M. Renzulli
Title: President and Chief Executive Officer	Title: Chief Counsel and Chief Compliance Officer